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Exhibit 12

RITE AID CORPORATION AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended
	February 28, 2009	March 1, 2008	March 3, 2007	March 4, 2006	February 26, 2005
	(52 Weeks)	(52 Weeks)	(52 Weeks)	(53 Weeks)	(52 Weeks)
	(dollars in thousands)
Fixed charges:
Interest expense	477,627	449,596	275,219	277,017	294,871
Interest portion of net rental expense (1)	320,947	287,934	195,592	189,756	185,313

Fixed charges before capitalized interest and preferred stock dividend requirements	798,574	737,530	470,811	466,773	480,184
Preferred stock dividend requirements (2)	43,536	65,066	62,910	65,446	54,194
Capitalized interest	1,434	2,069	1,474	934	250

Total fixed charges	843,544	804,665	535,195	533,153	534,628
Earnings:
(Loss) Income before income taxes	(2,582,794)	(273,499)	13,582	43,254	134,007
Preferred stock dividend requirements (2)	(43,536)	(65,066)	(62,910)	(65,446)	(54,194)
Fixed charges before capitalized interest	842,110	802,596	533,721	532,219	534,378

Total adjusted (loss) earnings	(1,784,220)	464,031	484,393	510,027	614,191

Earnings to fixed charges (deficiency) excess	(2,627,764)	(340,634)	(50,802)	(23,126)	79,563

Ratio of earnings to fixed charges (3)	—	—	—	—	1.15

(1)
The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period

(2)
The preferred stock dividend requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)
For the years ended March 4, 2006, March 3, 2007, March 1, 2008 and February 28, 2009 earnings were insufficient to cover fixed charges by approximately $23.1 million, $50.8 million, $340.6 million and $2.6 billion, respectively.

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  Exhibit 12
RITE AID CORPORATION AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES